Andretti Acquisition Corp. II

100 Kimball Place, Suite 550

Alpharetta, GA 30009

VIA EDGAR

March 14, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Laura McKenzie and Nicholas Panos

Re:	Andretti Acquisition Corp. II

Schedule 13D filed December 4, 2024 by Andretti Sponsor II LLC, Mario Andretti, Michael M. Andretti, William J. Sandbrook, and William M. Brown

File No. 005-94613

Dear Ms. McKenzie and Mr. Panos:

On behalf of Andretti Sponsor II LLC, Mario Andretti, Michael M. Andretti, William J. Sandbrook, and William M. Brown (together the “Reporting Persons”), Andretti Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby submits this response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 13, 2025, regarding the Schedule 13D filed on December 4, 2024 (the “Schedule 13D”) by the Reporting Persons.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Schedule 13D filed December 4, 2024

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was September 9, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the September 9, 2024, event date, the Schedule 13D submitted on December 4, 2024, was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: The Reporting Persons respectfully advise the Staff that the Schedule 13D filed on December 4, 2024 (the “Schedule 13D”) was not filed within five business days after the September 9, 2024 event date (“Event Date”) because the Reporting Persons were eligible to file a Schedule 13G with respect to their holdings in the Company by February 14, 2025, pursuant to Rule 13d-1(d). In this regard, the Reporting Persons note that the Event Date occurred prior to the September 30, 2024 effectiveness of the amendments to the revised filing deadlines for Schedule 13G.

The Reporting Persons held 5,750,000 Class B ordinary shares of the Company, $0.0001 par value, (“Class B Ordinary Shares”) prior to its initial public offering (the “IPO”). Such Class B Ordinary Shares can be converted into the Class A ordinary shares of the Company, $0.0001 par value, (“Class A Ordinary Shares”), on a one-for-one basis, at the option of the Reporting Persons at any time. As disclosed in the Schedule 13D, the Reporting Persons purchased 450,000 Class A Ordinary Shares following the pricing of the IPO in a private placement. These 450,000 Class A Ordinary Shares represented less than 2% of the Company’s outstanding Class A and Class B Ordinary Shares. As a result, the Reporting Persons were still eligible to report their beneficial ownership on a Schedule 13G within 45 calendar days of December 31, 2024.

However, following a review of their affiliated positions, including review of Staff guidance with respect to Section 13 filings, the Reporting Persons determined a 13D was more appropriate since it provides the public greater disclosure and filed the Schedule 13D on December 4, 2024. The Reporting Persons respectfully submit to the Staff that future filings by the Reporting Persons with respect to their beneficial ownership in equity securities of the Company will be timely made in accordance with Rule 13d-2 of Regulation 13D-G.

Finally, the Reporting Persons respectfully note that their holdings were disclosed in the Company’s IPO prospectus, filed on September 5, 2024.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Adam C. Berkaw, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ William M. Brown
Name:	William M. Brown
Title:	Chief Executive Officer

cc:	Adam C. Berkaw, Esq.